

May 31, 2022

Peter D. Fetzer
Partner
Foley & Larder LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, WI 53202

> **Re: American Vanguard Corp.**
> **Definitive Additional Soliciting Materials filed by Cruiser Capital Advisors,**
> **LLC, et al.**
> **Filed May 25, 2022**
> **File No. 001-13795**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comment.

<u>Definitive Additional Soliciting Materials</u>

<u>Letter to Stockholders, page 2</u>

1. We note you state that the company's shares "can be worth between $55-$60 per share by 2025." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the company's shares and confirm that in future filings in which you provide a valuation you will include a similar analysis.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions